SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 1, 2009
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Form 20-F ☐          Form 40-F ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

Explanatory Note
This Report on Form 6-K contains a press release of Qimonda AG, dated April 1, 2009, announcing the opening of Insolvency proceedings for Qimonda AG and Qimonda Dresden GmbH & Co. OHG, which is hereby incorporated by reference into the Registration Statement on Form F-3, Registration No. 333-145983.

Insolvency proceedings for Qimonda AG and Qimonda Dresden GmbH & Co. OHG opened — Core team of initially 915 employees continue work — About 2,450 employees move to transfer company
Munich/Dresden —April 1, 2009 — The local registry court in Munich opened insolvency proceedings today for Qimonda AG and Qimonda Dresden GmbH & Co. OHG. The Munich-based lawyer Dr. Michael Jaffé, who has already acted as preliminary insolvency administrator, was appointed as insolvency administrator for both companies.
Dr. Jaffé and his team are continuing discussions with potential interested parties. The aim is to preserve the Qimonda sites and as many jobs as possible in Dresden, Munich and Portugal. Consultations with political bodies in Bavaria, Saxony, the Federal Republic of Germany, Portugal and the EU concerning support for a potential continuation of operations are running in parallel. The prerequisite for such support is the engagement of an “anchor” investor in a new Qimonda. The outcome of these discussions remains open.
A central condition for the continuation of talks with investors was the successful formation of transfer companies for the employees in Dresden and Munich. About 600 employees in Munich and about 1,850 employees in Dresden accepted the offer made last week to join the transfer company on April 1, 2009. Compared to the total number of employees who had received such an offer, this translates into an acceptance of 84 percent for Munich and 93 percent for Dresden, where a corresponding offer was made.

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The transfer company guarantees the employees net wages on the basis of compensation for reduced hours, with a supplement of 10 percent over a maximum period of 4 1/2 months until mid—August 2009. Depending on the employee’s marital status, this corresponds to about 70 or 77 percent of the net wages that had been paid prior to insolvency.
With the opening of the insolvency procedures, a highly qualified core team, consisting initially of about 340 employees in Munich and about 575 employees in Dresden continues to work and is ensuring that the business organization with all related central functions remains in place. Additionally, Qimonda’s leading- edge Buried Wordline Technology is being maintained and partially further developed. Qimonda continued to drive technology advancements during the preliminary insolvency period and invested liquidity for the development of its 46nm Buried Wordline Technology in agreement with the creditors committee.
Since filing for insolvency on January 23, 2009, it was possible to continue operations at Munich, Dresden and at a large number of subsidiaries worldwide despite the difficult parameters and the highly complex structure of the international corporate group. Liquidity of both entities in Germany could be ensured and operations could be continued, albeit at a reduced level, during the preliminary insolvency proceedings through strict cost management and the abandonment of loss-making activities. As a result, Qimonda was able to record revenues of more than Euro 90 million during the period of the preliminary insolvency despite the extremely weak market environment.
Mass production of memory chips at Dresden is on hold starting April 1, 2009. The equipment will be put into a stand-by mode. Experts will maintain the sophisticated

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machinery in order to protect it from damage during the stand-by period. If an investor solution materializes, production could be resumed.
No final decisions have been reached as yet with regard to the future structure of the company. This also applies to a decision over whether parts of the business which are able to continue operations will be transferred to a new company belonging to new investors. In this case, or if no investors can be found to finance Qimonda’s continued operation, Qimonda AG, which has been legally dissolved with the opening of insolvency proceedings, would most likely be liquidated. In case of a liquidation of Qimonda AG, it is expected, based on the current state of affairs, that the shareholders of Qimonda AG will not receive any payments on their shares after the finalization of the insolvency proceedings and the distribution of any remaining insolvency assets to the creditors. No statement can be made at this time regarding any such distribution to creditors.
About Qimonda
Qimonda AG (OTC: QMNDQ) is a global supplier of dynamic random access memories (DRAM). The company generated net sales of Euro 1.79 billion in financial year 2008. Qimonda is among the leading memory technology and product innovators based on its breakthrough Buried Wordline technology. Insolvency proceedings concerning Qimonda AG were opened on April 1, 2009. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements

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involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov

Insolvency Administrator	Media Contact
Dr. jur. Michael Jaffé	Sebastian Brunner
Lawyer	Phone: +49 (0)172 8841015
Specialist in Tax Law	Email: FSBrunner@aol.com
Spezialist in Insolvency Law	Mobile: +49 (0)175 5604673
as Insolvency Administrator

Franz-Joseph-Str. 8
80801 Munich
Germany
For the business and trade press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: April 1, 2009	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board